Daniel M. Miller Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

January 15, 2010

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-7010 USA Attention: Mr. H. Roger Schwall, Assistant Director

Re:	Gammon Gold Inc.
Form 40-F for the Fiscal Year Ended December 31, 2008,
As amended
Filed August 12, 2009
Response Letter Dated September 30, 2009
File No. 1-31739

Dear Sirs and Mesdames:

On behalf of our client, Gammon Gold Inc. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated December 10, 2009 (the “Comment Letter”), in respect of the above noted filings. The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.

Form 40-F for the Fiscal Year Ended December 31, 2008, As Amended

Exhibit 99.3

Restated Consolidated Financial Statements

Note 2. Restatement of Consolidated Financial Statements

1.

We note from your response to prior comment number two that “When assessing the lower of cost and net realizable value, the Company compares the historical cost of its inventories in US dollars against the current market prices of gold, which are also denominated in US dollars.” Please clarify for us whether your response considered your lower of cost and market assessment, as contemplated by paragraphs 49 and 50 of CICA Handbook Section 1651, for your supplies inventory, which you indicate on

January 15, 2010

page 7 “consists of mining supplies and consumables used in the operation of the mines.”

The Company’s response to prior comment number two considered only the lower of cost and net realizable value assessment of their ore stockpiles, ore in process and finished goods inventories. With respect to the Company’s supplies inventory, certain items are purchased in a currency other than the US dollar and are carried at the historical rate. The Company holds these supplies for use in the production of inventory, and therefore, consistent with paragraph .32 of Section 3031, Inventories, of the CICA Handbook, they are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost. Therefore, the Company believes that paragraphs .49 and .50 of Section 1651 do not apply.

Note 5. Change in Estimate

2.

We note from your response to prior comment number three that “The Company mines in areas not included in its proven and probable reserves because current gold prices exceed the gold price used in the reserve study being used for amortization purposes. As a result, there was a need to reflect the amortization of the capitalized costs related to this portion of the Company’s total mineralization.” Please tell us the date of the reserve study you are using for amortization purposes. As part of your response, please tell us how the facts you cite in your response were considered in the amounts of reserves you reported by category at December 31, 2008, and explain to us how you considered updating your reserve study and revising your depletion base using the updated study given the changes in circumstances you describe.

For the purpose of calculating depletion during the fiscal year ended December 31, 2008, the Company used the reserve study prepared as of December 31, 2007. This reserve study was prepared using a commodity price equal to the average price which prevailed during the previous three years preceding the publication of the reserve study, which the Company understands is the current interpretation of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations.

The Company changed its estimate of the useful lives of its mines to be based on proven and probable reserves and the portion of mineralization expected to be classified as reserves, effective April 1, 2008. This change in estimate was applied prospectively consistent with CICA Handbook Section 1506, Accounting Changes. At this time, the Company used the December 31, 2007 reserve study in its unit-of-production depletion calculation, but reduced these balances by the reserves and resources that were actually mined during the first quarter of 2008.

The estimated useful lives of the Company’s mines were revised as of April 1, 2008 because it was at this point that the Company believed that the higher gold and silver market prices were sustainable in the long-term. The average gold price in the third and fourth quarters of 2007 and the first quarter of 2008 were $680 per ounce, $786 per ounce,

January 15, 2010

and $925 per ounce, respectively. The December 31, 2007 reserve study was prepared using a $580 per ounce gold price assumption for proven and probable reserves. This average commodity price was significantly lower than the current market price at April 1st, 2008 and as a result, portions of the mineral deposit that could be economically extracted at current market prices were considered to be resources, rather than proven and probable reserves, for purpose of the Company’s December 31, 2007 reserve study. Once the Company determined that it was highly likely that higher gold prices would prevail, and consequently that ounces would be mined from resources, it was determined that the estimated useful lives of the mines would be better represented by including a portion of the resources in the depletion base.

The Company prepared an updated reserve study for the year ended December 31, 2008 and reported these reserves and resources in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects, in its 2008 Annual Information Form (Exhibit 99.1 in Form 40-F, filed on March 26, 2009).

For the purpose of calculating depletion in fiscal 2009, the Company used these updated reserves and resources in the depletion base. To determine the portion of mineralization expected to be classified as reserves that should be included in the depletion base for fiscal 2009, the Company considered the factors described in its response to prior comment number four. This change in estimate was applied prospectively on January 1, 2009 consistent with CICA Handbook Section 1506, Accounting Changes.

3.

We note from your response to prior comment number four you believe Canadian GAAP permits inclusion of that portion of mineralization expected to be classified as reserves, in addition to proven and probable reserves, in your depletion base. Please clarify certain information provided in your response be addressing the following:

•

Tell us whether the numerator of your depletion base includes the estimated development and restoration costs associated with accessing your measured, indicated and inferred resources. If these costs are not included in the numerator, please explain to us your basis for exclusion;

•

Please expand your accounting policy footnote to explain in greater detail the policy you have developed for determining how to adjust the estimated quantities of measured, indicated and inferred resources for the risks associated with extracting those resources (such as, without limitation, existence, grade, and/or prices). In your response to this comment, please provide us with a sample of your proposed disclosure;

•

Your response appears to indicate there are differences in how you determine the portion of mineralization expected to be classified as reserves within your depletion base, based on the specific property. As such, please explain to us and

January 15, 2010

expand your disclosure as necessary to address how these differences are contemplated by your accounting policy;

•	Tell us whether you are aware of other Canadian companies applying a similar policy for determining their depletion base. If applicable, please provide us with a list of those companies.

The Company does not include estimated development and restoration costs associated with accessing measured, indicated and inferred resources in its depreciable cost. These estimated costs have been excluded from the numerator of the depletion base because the Company is not aware of any requirement under Canadian generally accepted accounting principles (GAAP) to include such amounts. The Company is aware of other Canadian mining companies that use a similar method for determining depletion and believes that these entities also do not include such costs in the determination of depletion.

The Company proposes the following expanded accounting policy footnote disclosure be included in their 2009 annual consolidated financial statements that will be released in March 2010:

Note X - Summary of Significant Accounting Policies

(h)           Mineral interests

The carrying value of mineral interests represents the accumulated costs to date related to the acquisition, exploration and development of the Company’s producing mineral properties. Production stage mining interests are amortized over the life of the mine using the unit-of-production method based on estimated proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves, or on a straight-line basis over the term of the lease. The Company determines the portion of mineralization expected to be classified as reserves by considering the degree of confidence in the economic extraction of the resource, which is affected by long-term metal price assumptions, cut-off grade assumptions, and drilling results. These assessments are made on a mine-by-mine basis.

The Company believes that the Use of Estimates note (note 3(d) in the Restated Consolidated Financial Statements for the year ended December 31, 2008) and the disclosure in the 2008 Amended Management’s Discussion & Analysis in the Critical Accounting Policies and Estimates section, part (ii), also further addresses the risks associated with extracting mineral reserves and resources and the impact that differences in these estimates may have on the Company’s depletion.

The Company considers each mine separately when determining the amount of mineralization expected to be classified as reserves. The specific characteristics of each mine, which include but are not limited to, current or expected mine plans, cost levels, mining methods, and type of ore, affect the degree of confidence in the economic extraction of the resource. The Company has expanded the proposed disclosure above to reflect that each mine is considered separately.

January 15, 2010

The Company is aware of two Canadian companies reporting under Canadian GAAP that have included resources in its depletion base, Yamana Gold Inc. and Bema Gold Corporation (ceased being a reporting issuer in 2006). In addition, the Company is aware of one company headquartered in Australia and the United Kingdom, the Rio Tinto Group, which includes other mineral resources in the depletion base of its mines when there is a high degree of confidence in the economic extraction of the resource. The latter company reports in accordance with International Financial Reporting Standards (IFRS).

*       *       *

Closing Comments

On behalf of the Company, we hereby confirm to the Staff the Company’s acknowledgment of the following:

•	Gammon is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Gammon may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (604) 630-5199 should you have any questions about the contents of this letter.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	Scott Perry
Gammon Gold Inc.

Cautionary Note

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘plan’’, ‘‘estimate’’, "forecast", ‘‘will’’, and similar expressions identify forward- looking statements. Forward-looking statements include, among

January 15, 2010

other things, statements regarding estimates and assumptions in respect of gold and silver production and prices, mineral reserves and mineral resources and anticipated grades, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.